

June 16, 2011

Via E-Mail
Mr. George Konrad
Chief Executive Officer
PowerVerde, Inc.
23429 N. 35th Drive
Glendale, AZ   85310

   Re: **PowerVerde, Inc.**
     Form 10-K for the year ended December 31, 2010
     Filed April 7, 2011
     Form 10-Q for the quarterly period ended March 31, 2011
     Filed May 23, 2011
     File No. 0-27866

Dear Mr. Konrad:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Consolidated Statements of Operations, page F-5

1. We note your disclosure regarding other income as of December 31, 2010 of $26,371. Please describe for us, and revise future filings here and in MD&A to disclose what this amount represents and how it satisfies the condition for classification as other income. Provide us with a sample of your proposed disclosure. This comment also applies to your Form 10-Q for the quarter ended March 31, 2011.

Form 10-Q for the Period Ended March 31, 2011

Note 7 – Stock Options, page 8

2.   We note from your disclosures that you utilize the Black-Scholes stock option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk-free interest rate, expected life, etc. Refer to the guidance in paragraph 750-10-50-2(f)(2) of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief